A DETAILED DESCRIPTION OF THE TRANSACTIONS DESCRIBED IN THIS LETTER OF TRANSMITTAL IS CONTAINED IN THE NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF CONCORDIA INTERNATIONAL CORP. (“CONCORDIA”) AND MANAGEMENT INFORMATION CIRCULAR DATED MAY 15, 2018 (THE “INFORMATION CIRCULAR”). CAPITALIZED TERMS USED BUT NOT OTHERWISE DEFINED HEREIN HAVE THE MEANINGS ASCRIBED TO THEM IN THE INFORMATION CIRCULAR. THIS LETTER OF TRANSMITTAL MUST BE PROPERLY COMPLETED, DULY EXECUTED AND RETURNED TO THE CONSOLIDATION AGENT, TSX TRUST COMPANY. IT IS IMPORTANT THAT YOU PROPERLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN. CONCORDIA INTERNATIONAL CORP. LETTER OF TRANSMITTAL FOR REGISTERED HOLDERS OF COMMON SHARES OF CONCORDIA INTERNATIONAL CORP. Before completing this Letter of Transmittal, please carefully read the Instructions set out below and the Information Circular. T S X T r u s t C o m p a n y (the “ Consolidation Agent”) or your broker or other financial advisor will be able to assist you in completing this Letter of Transmittal. See the back page of this Letter of Transmittal for the contact information for the Consolidation Agent. TO: CONCORDIA INTERNATIONAL CORP. AND TO: TSX TRUST COMPANY, AS CONSOLIDATION AGENT This letter of transmittal (the “Letter of Transmittal”) is for use by registered holders (“Shareholders”) of common shares (“Common Shares”) in the capital of Concordia in connection with the proposed plan of arrangement (the “Arrangement”) under the provisions of section 192 of the Canada Business Corporations Act (the “CBCA”) involving Concordia pursuant to which, among other things, (i) the issued and outstanding Common Shares will be consolidated on the basis of one (1) Common Share (a “Post-Consolidation Share”) for every 300 Common Shares outstanding immediately prior to the Effective Date (subject to rounding down for fractional shares) (the “Share Consolidation”); and (ii) the Post-Consolidation Shares will be redesignated as Limited Voting Shares. This Letter of Transmittal is only to be used by registered Shareholders. This Letter of Transmittal, properly completed and duly executed, or a manually-executed facsimile hereof, together with all other required documents, including a certificate or certificates representing the Common Shares (“Certificates”), must be submitted in accordance with the instructions contained herein in order for a Shareholder to receive the Limited Voting Shares such Shareholder is otherwise entitled to under the Arrangement. If the Arrangement is completed, certificates formerly representing Common Shares on a pre- Share Consolidation basis will represent Limited Voting Shares prior to the exchange of such certificates in accordance with a duly completed Letter of Transmittal. Registered Shareholders who do not forward to the Consolidation Agent properly completed Letters of Transmittal (together with Certificates and all other required documents) will not receive the certificates representing the Limited Voting Shares which they are otherwise entitled and also will not be recorded on the registers of Limited Voting Shares until proper delivery is made.

No certificates representing fractional Limited Voting Shares shall be issued in connection with the Arrangement. With respect to fractional Limited Voting Shares that would otherwise be issuable to a Shareholder under the Arrangement, the entitlement of such Shareholder will be rounded down to the nearest whole number of Limited Voting Shares. No compensation will be issued to Shareholders as a result of rounding down, and no cash shall be paid for fractional shares. Any holders of 299 or fewer Common Shares prior to the date of the Share Consolidation will not receive any Limited Voting Shares. Please complete each of the steps set out below in order. STEP 1: DESCRIPTION OF THE COMMON SHARES BEING DEPOSITED The undersigned registered Shareholder delivers to the Consolidation Agent the enclosed certificate(s) representing Common Shares to be exchanged for Limited Voting Shares pursuant to and in accordance with the Plan of Arrangement described in the Information Circular. The undersigned acknowledges that ( i ) in connection with the Plan of Arrangement, Common Shares will be consolidated on the basis of one (1) Post-Consolidation Share for every 300 Common Shares; (ii) the Post-Consolidation Shares will be redesignated as Limited Voting Shares; and (iii) subject to rounding for fractional interests, the undersigned will receive Limited Voting Shares in exchange for the undersigned's Common Shares after giving effect to such Plan of Arrangement. DESCRIPTION OF COMMON SHARES DEPOSITED Certificate Number(s) Name in which Common Shares are Registered Number of Common Shares Deposited TOTAL: (If space provided above is not sufficient, please attach a list in the above form.) Check here if some or all of your Certificates have been lost, stolen or destroyed. Please □ review Instruction 7 for the procedure to replace lost, stolen or destroyed certificates. STEP 2: SPECIAL DELIVERY INSTRUCTIONS BOX A BOX B SPECIAL ISSUANCE INSTRUCTIONS SPECIAL DELIVERY INSTRUCTIONS (See Instruction 2) (See Instruction 2) This box is to be completed only if the Limited Voting Shares This box is to be completed only if the certificate(s) for the issuable in exchange for the Common Shares are NOT to be Limited Voting Shares issuable in exchange for the Common issued in the name of the undersigned in Step 4 of this Shares is to be sent to a name or an address other than the Letter of Transmittal. name and address of the undersigned specified below the signature of the undersigned in Step 4 of this Letter of Issue In the Name of Transmittal. (please print) Send to Address: (please print) Address: (include postal or zip code) Social Insurance Number (include postal or zip code) - 2 -

BOX C HOLD FOR PICK-UP (See Instruction 2) Check here if the certificate(s) for the Limited Voting Shares issuable in exchange for the Common Shares is to be held for pick-up at □ the office of the Consolidation Agent where this Letter of Transmittal is deposited. - 3 -

STEP 3: REPRESENTATIONS, WARRANTIES, COVENANTS AND ACKNOWLEDGMENTS The undersigned Shareholder hereby: 1. represents and warrants that the undersigned is the legal owner of the Common Shares listed in Step 1 above and has good title to the rights represented by the above mentioned Common Shares free and clear of all liens, charges, encumbrances, claims and equities and, together with all rights and benefits, has full power and authority to execute and deliver this Letter of Transmittal and to deposit and deliver such Common Shares; 2. represents and warrants that all information provided by the undersigned is true, accurate and complete; 3. acknowledges receipt of the Information Circular; 4. directs the Consolidation Agent to issue or cause to be issued certificate(s) representing the number of Limited Voting Shares that the undersigned is entitled on completion of the Arrangement in the name(s) indicated in Step 4 below (or Step 2 above, as applicable) and to send the certificate(s) to the address provided in Step 4 below (or if no such address is provided, to the latest address of record on Concordia's register) (or Step 2 above, as applicable); 5. covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Common Shares for Limited Voting Shares pursuant to the Arrangement; 6. acknowledges that the covenants, representations and warranties of the undersigned contained herein shall survive the completion of the Arrangement; 7. acknowledges that Concordia may be required to disclose personal information in respect of the undersigned to (i) stock exchanges or securities regulatory authorities, (ii) the Consolidation Agent, (iii) any of the parties to the Arrangement, and (iv) legal counsel to any of the parties to the Arrangement; 8. acknowledges that all authority conferred, or agreed to be conferred, by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned; 9. by reason of the use by the undersigned of this English language Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as entered into through this Letter of Transmittal, as well as any documents related thereto, be drawn exclusively in the English language. En utilisant la version anglaise de la presente lettre d'envoi, le soussigne est re'pute avoir demande que tout contrat atteste par Pan-angement, tel quill est accepte au moyen de cette lettre d'envoi, de meme que tous les documents qui s'y rapportant soient rediges exclusivement en anglais; 10. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that Concordia reserves the absolute right to reject any and all deposits which Concordia determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction and that Concordia reserves the absolute right to waive any defect or irregularity in the deposit of any Common Shares and acknowledges that there shall be no duty or obligation on Concordia, the Consolidation Agent or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice; 11. if the Arrangement is not completed in accordance with the Arrangement Agreement, directs the Consolidation Agent to return the enclosed certificate(s) to the address provided in Step 4 below (or if no such address is provided, to the latest address of record on Concordia's register); 12. irrevocably constitutes and appoints each director and officer of Concordia and any other person designated by Concordia in writing, the true and lawful agent and attorney of the undersigned to do such acts or take such actions in the name of or on behalf of the undersigned with respect to the exchange of the undersigned's Common Shares for Limited Voting Shares in accordance with the Arrangement (such power of attorney being deemed to be an irrevocable power coupled with an interest); and - 4 -

13. acknowledges that if the Arrangement is completed, the deposit of Common Shares pursuant to this Letter of Transmittal is irrevocable. STEP 4: COMPLETE AND SIGN AS INDICATED Dated: , 2018. Signature guaranteed by (if required under Instructions 3 and 4, below). Authorized Signature of Guarantor Signature of Shareholder or Authorized Representative (See Instructions 3, 4 and 5) Name of Guarantor (please print or type) Address of Shareholder Address of Guarantor (please print or type) Daytime Telephone Number of Shareholder Facsimile Number of Shareholder Email Address of Shareholder Social Insurance Number or U.S. Resident Taxpayer Identification Number (must be provided) Name of Shareholder (please print or type) Name of Authorized Representative, if applicable (please print or type) - 5 -

INSTRUCTIONS 1. Use of Letter of Transmittal (a) This Letter of Transmittal (or a manually executed copy hereof), properly completed and duly executed as required by the instructions set forth below, together with any accompanying certificate(s) representing Common Shares and all other documents required by the terms of the Arrangement, must be received by the Consolidation Agent at either of its offices specified on the back page of this Letter of Transmittal. This Letter of Transmittal is only to be used by registered Shareholders. (b) The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Common Shares and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. It is recommended that the necessary documentation be hand delivered to the Consolidation Agent, at either of its offices specified on the back page of this Letter of Transmittal, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained. 2. Special Issuance and Delivery Instructions The boxes entitled "Box A — Special Issuance Instructions", "Box B — Special Delivery Instructions" and/or "Box C — Hold for Pick-up" in Step 2 should be completed if the certificate(s) representing the Limited Voting Shares to be issued pursuant to the Arrangement is to be: (a) issued in the name of a person other than the person signing the Letter of Transmittal; (b) sent to someone other than the person signing the Letter of Transmittal; (c) sent to the person signing the Letter of Transmittal at an address other than that appearing below that person's signature; and/or (d) held for pick-up at the office of the Consolidation Agent. See also Instruction 4 "Guarantee of Signatures" below. 3. Signatures This Letter of Transmittal must be properly completed and duly signed by the registered holder of the Common Shares, or by such holder's duly authorized representative (in accordance with Instruction 5 "Fiduciaries, Representatives and Authorizations" below). (a) If this Letter of Transmittal is signed by the registered owner(s) of the Common Shares, such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted Common Shares are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal. (b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Common Shares or if the certificates representing Limited Voting Shares issued in exchange therefor are to be issued to a person other than the registered holder of the Common Shares: (i) such deposited Common Shares must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and (ii) the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 "Guarantee of Signatures" below. 4. Guarantee of Signatures If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Common Shares, or if the Limited Voting Shares are to be issued to a person other than the registered Shareholder(s), or if the certificate(s) for the Limited Voting Shares is to be sent to an address other than the address of the registered - 6 -

Shareholder(s) as shown on the registers of Concordia Shareholders maintained by Concordia's transfer agent, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Consolidation Agent (except that no guarantee is required if the signature is that of an Eligible Institution). An "Eligible Institution" means a major Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States. 5. Fiduciaries, Representatives and Authorizations Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact, or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Consolidation Agent, at its discretion, may require additional evidence of authority or additional documentation. 6. Miscellaneous (a) If the space on this Letter of Transmittal is insufficient to list all certificates for Common Shares additional certificate numbers and the number of Common Shares represented thereby may be included on a separate signed list affixed to this Letter of Transmittal. (b) If Common Shares are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration. (c) No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders by execution of this Letter of Transmittal (or a copy thereof) waive any right to receive any notice by the Consolidation Agent. (d) Concordia reserves the right, if it so elects, in its absolute discretion, to instruct the Consolidation Agent to waive any defect or irregularity contained in any Letter of Transmittal received by it. (e) The holder of the Common Shares covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario. (f) Additional copies of the Letter of Transmittal may be obtained on request and without charge from the Consolidation Agent at either of its offices at the addresses listed on the last page of this Letter of Transmittal. 7. Lost, Stolen and Destroyed Certificates If a share certificate representing Common Shares has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the Consolidation Agent. The Consolidation Agent will respond with the replacement requirements, which must be completed and returned to the Consolidation Agent prior to the exchange of Common Shares for Limited Voting Shares. 8. Questions and Assistance If you have any questions or require assistance in completing this Letter of Transmittal, please contact the Consolidation Agent at the telephone numbers or addresses indicated on the last page of this Letter of Transmittal. - 7 -

TSX TRUST COMPANY By Registered Mail, Hand or Courier TMX Trust Company 301-100 Adelaide Street West Toronto, Ontario M5H 4H1 Attention: Corporate Actions Telephone: (416) 361-0930 x 205 1-866-600-5869 Facsimile: (416) 361-0470 Email: TMXEInvestorServices@tmx.com Any questions and requests for assistance may be directed by Concordia shareholders to the Consolidation Agent at their telephone number and email address set out above.